

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 10, 2024

Rushi Shah
Chief Executive Officer
Mag Mile Capital, Inc.
1141 W. Randolph St.
Suite 200
Chicago, IL 60607

> **Re: Mag Mile Capital, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2023**
> **File 000-56333**

Dear Rushi Shah:

We issued comments to you on the above captioned filing on May 9, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 25, 2024.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology